Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 1









                                 BERGEN BRUNSWIG

                             Moderator: Donna Dolan
                                 April 26, 2001
                                   1:00 pm CT



Operator:         Good day, everyone. And welcome to this Bergen Brunswig
         Corporation Second Quarter 2001 Period Ending March 31 Earnings Results Conference Call. Today's call is being recorded. For opening remarks and introductions, I would like to turn the call over to Miss Donna Dolan. Please go ahead, ma'am.

Donna Dolan:      Good morning and good afternoon. Welcome to Bergen Brunswig's
         Second Quarter Conference Call for Fiscal 2001. We're happy you've joined us. And we appreciate your participation.

         I have with me today Bob Martini, our Chairman and CEO; and Neil Dimick, our Chief Financial Officer. Both Bob and Neil will be speaking from prepared comments.

         At the end of the prepared remarks, we will open up the call for questions, at which time you'll be able to address either Bob or Neil or any of the Presidents of our Operating Divisions - Brent Martini of the Drug Company, Steve Collis of Bergen Brunswig's Specialty Company, or Chuck Carpenter of PharMerica.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 2


         You should have received a copy of our news release this morning announcing earnings for our quarter ended March 31, 2001. If you've not received a copy of the press release, please call 714-385-4434. And one will be faxed to you. A copy is also available on our Web site at www.bergenbrunswig.com.

         Before we get started, I'd like to remind you that, except for historical information, all other information set forth in this press release, such as earnings forecasts and earnings rate projections, consist of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

         These forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those projected or implied. Such statements may be identified by the use of forward-looking language, such as may, will, should, expect, anticipate, estimate, believe, think, continue, or the negatives or other variations thereof or other similar terminology.

         Such risks and uncertainties and the risks described in Exhibit 99A to the Company's Annual Report on Form 10K for the year ended September 30, 2000, and in other reports and exhibits filed with the Securities and Exchange Commission.

         These risks and uncertainties include, but are not limited to, the costs and difficulties related to the integration of acquired businesses, the loss or disruption of one or more key customer or supplier relationships, changes in the distribution outsourcing pattern for pharmaceutical products and/or services, the ability to obtain general financing or financing rates that would be compatible with the Company's business operations, and the costs and other effects of governmental regulation and legal and administrative proceedings.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 3


         The Company assumes no obligation to update the information presented during this call. In addition, so that - just to make sure that you're all aware of this - in connection with our proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement prospectus when it becomes available, because it will contain important information.

         Investors and security holders may obtain a free copy of the joint proxy statement prospectus when available and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's Web site at www.sec.gov.

         The joint proxy statement prospectus and other such documents may also be obtained for free from AmeriSource or Bergen Brunswig by directing such requests to AmeriSource Health Corporation General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087; or to Bergen Brunswig Corporation, Attention Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868.

         AmeriSource and Bergen Brunswig and their respective directors, executive officers, and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger.

         Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's current report on Form 8K filed with the Securities and Exchange Commission on March 19, 2001. And information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8K filed with the Securities and Exchange Commission on March 19, 2001.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 4


         If you would like to listen to a replay of this call, it will begin at approximately 4:00 pm Eastern Daylight Time. The number is 800-203-1112 and the reservation number is 669821. Now I'll turn the call over to Bob, who will make a few comments. And Neil will review the financials. Bob.

Robert Martini:   The quarter just reported and our six months' results have met our expectations. And we are in continuous pursuit of achieving our goals for the full year. We are focused on our core businesses' revenues and earnings, reducing and liquidating less-than-acceptable performing assets, generating cash, reducing debt.

         And likewise, we have invested in high-return short-term predictable investments, an area that we are positioned to pursue more aggressively, particularly since the Fed has become our friend and the Company has generated expanded financial capacity.

         While we were - are pleased with the improvements, we are not satisfied with our level of success. We have experienced a number of favorable results. And compared to a year ago, when the healthcare industry was not in favor nor was our industry segments in favor, nor was our Company in favor, the planets are much more favorably aligned today.

         Drug distribution has had a number of contract wins, which will more than replace the loss of the Novation business, although these gains were not available for the full year. Additionally, expense control in that segment is exemplary.

         Our entry into new customer service, Central Fill, was announced in a joint venture with Longs, which will help our customers deal more effectively with the pharmacist shortage and improve their cost-effectiveness. This service is expected to be processing in June of this year.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 5


         The specialty group is showing strong revenue growth in each of its businesses, with very gratifying returns. They have also completed a common IR platform, which will give us improved expense control and better communications.

         We're particularly proud about our momentum in the oncology business, where we are continually gaining market share. We are now the primary distributor to over 40% of the nation's community-based oncologists.

         The PharMerica business continues to show improvement and stability in all areas. And it's exceeding our planned results. Cash receipts continue to be strong for the quarter, reducing net days sales outstanding by 24 days, and reflecting a 23% improvement compared to the prior year. This validates the effort of our improved controls over receivables. Additionally, PMSI, the Worker's Compensation Division, continues to exceed our expectations.

         You were all aware of our anticipated or announced transactions to create a new company, which is to be called AmeriSource-Bergen Corporation. We have been told by New York Stock Exchange that they have reserved the symbol ABC in anticipation of our filing for a New York Stock Exchange listing.

         Meanwhile, the progress is moving forward. And as announced, we have filed with the FTC. And the 30-day period expires at midnight, Eastern Daylight Time on May 7. The customer receptivity has been very supportive to the proposed transaction.

         We plan to file an S4 with the SEC in mid-May. And the senior management committee of the new company, AmeriSource-Bergen, is about to award a contract to a management group that is expert in the integration process. This will position the new company to properly plan and expedite consolidation when the transaction receives the anticipated approvals.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 6


         We continue to be enthusiastic for what this transaction will do for our customers, suppliers, shareholders, and opportunities that it will provide for the associates that will represent the best in the business.

         Before I turn the discussion over to our financial expert and Chief Financial Officer, Neil Dimick, we are proud to have been honored by the Communicator Awards Organization for Excellence in Code of Conduct and Business Practices, as communicated to our associates in what has been entitled, "Legacy of Integrity."

Neil Dimick:      Thank you, Bob. I'm going to comment about the revenues,
         expenses, and earnings of the company and also comment on specific segments and activity within those segments.

         Respective revenues for the quarter ended March 31, 2001 - revenues from continuing operations -- and this excludes bulk shipments -- were a record $5 billion and 9.8 billion for the six months. This compares to 4.6 billion and 9.1 billion for the same period last year. That's an increase of 9% and 8%, respectively.

         Netted against these revenues were intercompany eliminations of 207 million for the quarter and 389 million for the six months. These were sales of pharmaceutical products to subsidiaries, such as PharMerica. Intercompany eliminations in fiscal 2000 were $170 million for the second quarter and 340 million for the six months.

         As you know, we operate in two segments - the pharmaceutical distribution segment and PharMerica. I'm going to comment first on the pharmaceutical distribution segment, which consists of Bergen Brunswig Drug Company and Bergen Brunswig Specialty Group. They increased sales by 10% to 4.9 billion in the second quarter and by 8% to 9.5 billion for the six months.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 7


         The Drug Company sales in the second quarter were 4.4 billion, a year-over-year increase of 8%, while the six-month sales were up 6%. These increases were limited by the loss of the majority of the Novation revenues. While we've made significant progress in signing up replacement business for that which was lost, the majority of these new sales did not start until April of 2001.

         Bergen Brunswig Drug Company's revenue mix for the quarter was 54% retail, 46% health systems. This compares to a revenue mix of 50% each for those businesses in the second quarter last year. The change in these percentages reflects the strong gain in our retail chain business in this quarter, as well as the effects of the loss of part of the Novation business.

         Customers on the retail side are growing faster than the health system's business. Bergen Brunswig's Specialty Group's revenues were $422 million for the quarter and 782 million for the six months. This is an increase of 35% and 30%, respectively. The revenue mix for the second quarter, for fiscal 2001, was 59% oncology; 35% nephrology, plasma and biologicals; 5% vaccine and 1% other.

         Our other operating segment, PharMerica, reported revenues of 340 million for the second quarter ended March 31, 2001. That's an increase of 6% compared to last year's second quarter. For the six months, PharMerica revenues increased 7% to 675 million.

         The Long Term Care component of PharMerica's business saw virtually flat sales for the quarter relative to the same quarter a year ago. On a year-to-date basis, Long Term Care sales have increased 3%. This is reflective to our attention of quality customers in the earnings.

         PMSI, PharMerica's Worker's Compensation group, increased sales by 37% by the second quarter, compared to last year, and 35% for the six months.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 8


         I'm going to comment now on gross profit margin, which declined by 31 basis points for the second quarter from last year's gross margin to 6.59%. This decrease was primarily to two factors - one, the decline in the sell side margin experienced by the ((inaudible)), and the decline in PharMerica's gross profit. This decline was offset somewhat by improved buy-side margins on products sold through during the quarter.

         At PharMerica, gross margin was 36% for the second quarter of fiscal 2001, compared to 38% a year ago. This decline primarily the result of greater portion of sales coming from PMSI unit, that is, a sales mix, and lower gross margins in the Long Term Care unit. However, we realize that PMSI's operating expenses were lower. And it has a higher operating profit margin than the Long Term Care unit.

         Operating cost total distribution selling, general and administrative expenses as a percentage of sales from continuing operations were 4.76% for the second quarter, and 4.79% for the six months. This compares to 5.22% for the second quarter and 5.19% for the six months.

         These decreases reflect cost containment in all three operating subsidiaries - the ((inaudible)), the specialty group, and PharMerica, with all units realizing double-digit basis point operating expense improvement. In fact, operating expense as a percentage of sales are lower than last year's second quarter by a minimum of 17 basis points at each subsidiary.

         PharMerica experienced the greatest reduction in expenses as a percentage of sales due to its cost reduction efforts in its operations, including bad debt expense improvement, as well, of course, as elimination of 3.3 million in good will amortization in each of the first two fiscal quarters.

         In the Drug Company, operating expenses were unchanged on an absolute basis to the prior year quarter, even with the 8% increase in sales. Operating earnings for the second quarter -

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                          Page 9


         Bergen's operating earnings from continuing operations were 91.3 million, an increase of 19% over last year's 76.9 million as a percentage of sales. Operating earnings were 1.38% for the second quarter, versus 1.68% for last year's second quarter. That's a margin improvement of 15 basis points.

         For the six months, operating earnings were 165.7 million versus last year's 143.7 million, an increase of 15%. And as a percentage of sales, operating earnings were 1.7% for the first half versus 1.58% for last year's six months.

         Operating earnings for Bergen's various segments in the second quarter were as follows. Pharmaceutical distribution operating earnings were
         96.7 million, an increase of 13%. PharMerica's operating earnings were
         15.2 million. That's up 80%.

         As a percentage of sales, PharMerica's operating earnings were 4.48%, versus 2.64% for the same period a year ago. This reflects operating expense improvements, including bad debt expense reduction, and good will amortization elimination of approximately 3 million, as I mentioned. Growth of EBITDA was 17%.

         Net interest expense including distributions on the (toppers) was $43.1 million for the second quarter. This compared to $30 million a year ago. That's an increase of over 40%. For the first six months, interest expense including the (toppers) distribution increased about 34%. This higher interest expense reflects the interest rates charged on our new facility.

         As you recall, it was April 22 last year when the new facility came in. So we were operating a year ago under our old facility and had much better spreads to ((inaudible)).

         Earnings from continuing operations were 28.2 million for the quarter, reflecting an increase of 19% from last year. For the six months, they were up 11% to 49.5 million. On a per-share basis,

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 10


         diluted earnings from continuing operations were 21 cents for the second quarter. This compares to 18 cents last year, and 36 cents for the first half compared to 33 a year ago.

         Net earnings, which include the discontinued operations in prior year, increased 63% for the quarter, compared to 17.3 million for the same period a year ago. For the six months, net earnings increased 55% when you include the effect of discontinued operations.

         Our weighted average shares outstanding were 137 million for the second quarter of fiscal 2001, versus 134.6 million for the same quarter a year ago, and 136.6 million and 134.5 million for the respective periods.

         This increase in shares outstanding is not the result of sale of shares or in the most part, not the result of the exercise of options. But it's the effect of the treasury stock method of computing the fully diluted earnings per share that's a result of our increase in our share price value.

         Commenting on the balance sheet, at the end of the quarter, we had no borrowings against the revolving credit line. That's of our $1.5 billion bank credit facility, although the revolver was utilized somewhat during the quarter. At the end of the quarter, we had 300 million of outstanding proceeds on our $350 million securitization program.

         Capital expenditures for the quarter were $10 million - year to date, $16 million. And a comment on a few other balance sheet items - accounts receivables were $1.2 billion. This is not significantly different from fiscal 2000's year-end, although any borrowings against the receivable securitization program are eliminated from the receivable balance. Considering the effect of the receivable securitization program, total receivables increased $80 million.

         Inventories increased to 2.8 billion at March 31, which compares to 2.1 billion at year-end. Inventories increased primarily due to the buildup to service, new customers, and also because of

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 11


         opportunities in inventory investment. Accounts payable increased to
         2.6 billion, an increase of about $600 million.

         Other key items - depreciation in the second quarter was 11.3 million. And total amortization was 7.7 million. Of the amortization expense,
         4.7 million was related to good will; .9 million or 900,000 was related to other intangibles. And approximately 2.1 million was related to financing costs. And that 2.1 million is classified as interest expense.

         The income tax rate was 41.6% for the quarter in six months. This includes the tax effect of the (toppers) distributions. Return on committed capital was 24% for the quarter, compared to 21% last quarter. This reflects our management of our working capital and also our increased earnings. It includes, in our capital base, the securitized borrowings that are on our receivables.

         In the second quarter, Bergen generated positive operating cash flows of approximately $90 million. And we anticipate at year-end, we will be producing positive cash flows.

         I'm going to now turn it over to questions. As we had mentioned earlier, we have the executives of our core business here to respond to questions. And we would be pleased to do that.

Donna Dolan:      Toni?

Operator:         Yes, thank you. Today's question and answer session will be conducted electronically. If you would like to signal to ask a question, please press the star key followed by the digit 1 on your touchtone phone. Again, that is star 1 to signal. If you do find that your question has been answered and would like to remove yourself from the queue, please press star 2.

         Again, that is star 1 to signal. We'll pause just a moment.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 12


         We go first to Glen Santangelo with Salomon Smith Barney.

Glen Santangelo: Yeah, I just have a quick question for Neil. Neil, I just - my question relates to the debt on the balance sheet. If I look at the composition of your debt, you have various senior notes and term loans outstanding.

         And if I heard you correctly, there's no borrowing against the revolver. And if I remember correctly, the terms of that revolver were LiveWire plus 300. So can you just comment on - are a lot of these notes and term loans - are they callable?

         As I think about a potential deal with AmeriSource, I'm trying to get a sense for what the real opportunity is here to restructure a lot of the debt and bring down the borrowing costs. So if you could comment on that, that'd be great.

         And secondly, I just wanted to know - is there any update on the Counsel Corp situation? Where do we stand? And should we expect that litigation to be settled anytime soon?

Neil Dimick:      Thank you, Glen. Let me comment on our debt. And yes, you're right, there is some fixed rate longer-term - about $250 million of bonds that are outstanding that would not be affected by the merger. As we've mentioned before, the bank debt, which we don't have any borrowings now outstanding under the revolver, but the term loans under the bank debt would be affected. And all of those would be affected by change in control.

         With respect to floating rate versus fixed rate, and I may mention also
         - the 300 million in trust preferred would not be affected by a change in control. So it would essentially be the bank term loans and any revolver that we have outstanding at any time.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 13


         The total floating rate debt of the company is about $500 million. And you're right. The rate on that is - plus it's technically a CP-plus, around 300 basis points. And we also have the assets securitization, receivable securitization that I've mentioned has gone down from 350 to 300 million. And that is a LiveWire rate that's just above 65.

Glen Santangelo: So if I hear you correctly, that 500 million theoretically could be restructured. And the 300 million under the securitization program could also be restructured.

Neil Dimick:      Yes, and we also have the PharMerica bonds - 300 - that would be - could be - we're still researching that legally. But that - it's very likely that that would be taken as well.

         That is as of today, Glen. Of course, during the buying season, we had more outstanding under the revolver that would be affected as well.

Glen Santangelo:  Sure, thanks.  And just secondly, on the Counsel Corp issue.

Robert Martini:   On Counsel Corp, Glen, the discovery is still in process.
         A trial date has not yet been set. And we are pursuing our clients ((inaudible)).

Glen Santangelo:  Okay, thanks for the comments, guys.

Neil Dimick:      Thank you, Glen.

Operator:         We go next to David Risinger with Merrill Lynch.

David Risinger:  Thanks very much.  Would you please comment on the generic
         (Caxall) impact on ASD's top line and the distribution segment operating margin, please?

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 14

Robert Martini:   David, we had a little problem hearing you.  Could you speak a little louder? I think we caught it - but one more time.

David Risinger:   Sorry about that - would you comment on the generic (Caxall)
         impact on ASD's top line and also on the distriubtion segment operating margin?

Steve Collis:     Hi, David.  This is Steve Collis.  I'll answer your question.
         We - our records indicate that we repurchased almost 60% of our ((inaudible)) sales of this product, which is a good indication of our prominence in this marketplace. And we are - it is more profitable than some of the other leading products that we sell. It is more profitable for us.

         But more importantly, it gives us a chance to be a complete provider to community oncologists, which we've never had the opportunity to do before because of the importance of Bristol (Caxall) in any regimen that an oncologist would be offering. So it's important for us profitability-wise but maybe even more important from a strategic perspective.

Neil Dimick:      With respect to the margins, we don't disclose separately the margins on the specialty business versus the drug business, because they are in the same segment. But as you know, David, they have been running 50 to 100 basis points better. There is a lot of quite low margin business in the specialty group, as it relates to nephrology, as you're also aware.

         So the different segments - oncology would have - may have different operating margins than other segments.

David Risinger:   That's great. And with respect to forward buying, would you just go into that a little bit more detail in terms of the impact on the quarter and the opportunities going forward?

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 15

Man:              Well, we saw, David, this quarter, one that was very similar to prior years, except we did have more opportunity to participate. And as you can see by our year-end inventories, we anticipate that there still continues to be opportunity.

         But I would not say that it's radically different or that Bergen has taken a radically different approach to inventory than it has in the past. That is, we do anticipate depreciation across all of our inventory in the range of 4 to maybe 4-1/4%. And we just don't anticipate any changes in that. And there's nothing that's really changed from our perspective.

David Risinger:   Great, thanks very much.

Man:              Thank you.

Operator:         We take our next question from Larry Marsh with Lehman
         Brothers.

Larry Marsh:      Thanks and good afternoon, everyone.  And you certainly have reservation on an interesting stock symbol. So that's - at least it'll be easy to remember.

         Just two follow-up questions - one would be - you may have touched on this a little bit, Neil. But your interest expense in the quarter was up a fair amount sequentially and certainly up year-over-year. And you said you were able to participate in actively forward buying core, where you weren't so much last - you're just a reflection - is that a bit of an unusually high quarter in interest expense, given some of the pullback you've seen in your net working capital investment? Or should we anticipate that kind of level here for the next couple quarters?

Neil Dimick:      No, I think that that - on a quarter-to-quarter basis - is probably - is seasonally high this last quarter. The large increase year-over-year in interest expense is really occasioned by us being under a different credit facility, probably more than our absolute borrowing.

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 16

         As you know, the credit facility that we were under last year, until April 22, really provided for - it was LiveWire plus 20, I think. And so when we moved to the new facility in April, which now next quarter we're going to compare with, is when we really struck in real large increase in our interest expense.

         Having said that, yes, I think even though we saw our borrowings come down to the very favorable levels, we're not in our revolver at the end of the quarter. We did during the quarter - were in the revolver. We were experiencing a lot of opportunities. And therefore, on a quarter-over-quarter basis - probably saw more interest expense this quarter than ((inaudible)). You can also see our accounts payable was up. We had a change of about 440 million in accounts payable.

Larry Marsh:      Okay.  Quick question then, as well - I guess Novation on a sequential basis saw a slight reduction in EBITDA. Is that just attributed to seasonality? I know you talked about a little bit of flatness in their Long Term Care topline. But what do you attribute that to? Or do you just sort of think of that as seasonal?

Neil Dimick:      Okay, I think - you'd said Novation.  I think you may have meant PharMerica.

Larry Marsh:      I'm sorry - PharMerica.

Neil Dimick:      Yes, and the question as I understood it was - that
         quarter-over-quarter we're flat. I mentioned that our emphasis really is on the quality of the book of business and the earnings growth. But I'm going to let Chuck Carpenter, who's here with us, comment on that.

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
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                                                                         Page 17

Chuck Carpenter: Okay, thanks, Neil. Yeah, the revenue for PharMerica - about a 6% increase over prior year. And quarter-to-quarter, they are somewhat flat. Our PMSI division has experienced strong growth.

         But on the Long Term Care side of our business, we have implemented tougher credit policies. And so it is tougher for some of our customers to qualify. So that has slowed down our growth somewhat. But we are focusing on quality of the accounts that we serve as - in working with our customers on a mutual program where they can pay us if they're experiencing financial difficulty.

         But it has impacted the revenue. But we're focusing on the bottom line and improving our operation and our efficiency. And that's why you're seeing that improvement in operating earnings.

Larry Marsh:      Okay. Maybe a quick - real quick final one - same question I asked AmeriSource - obviously a chain drug store convention took place, I guess, last week. Any reflection on kind of the tone from some of the customers in that forum, maybe from Brent who never was there?

Neil Dimick:      Yeah, Brent was actually there.  And Brent, you may want to comment on that.

Brent Martini:    Well, yeah, in fact the - NACDS just wrapped up last night.
         And I would say two things - that customers certainly understand the nature of the combination, are very supportive, understand the importance of having three major options to choose from, and really think that Bergen and AmeriSource have a lot of complementary assets and capabilities that bode well for them.

         I would also say that customers are, as you might expect, still dealing with AmeriSource and Bergen as separate entities and looking for opportunities to build their relationships with us,

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 18


         whether it's our current customers or new potential customers. And there's a fairly large book of business out there for all of us to be pursuing right now. And so we're doing just that.

         But I'd say it was a very, very positive meeting, both for Bergen specifically in what we're doing with our customers, and for the AmeriSource-Bergen combination.

Larry Marsh:      Great.  Thank you.

Operator:         We go next to Robert Willoughby with Credit Suisse First
         Boston.

Robert Willoughby: Thank you. Just looking at the growth rate for the specialty distribution business, could you speak to the synergy with the core drug wholesaling business and just your ability to continue to grow that at an accelerated rate?

Neil Dimick:      Yes, I'm going to have - this is Neil. I'm going to have Steve comment on that question about synergy between the specialty business and the core drug distribution business.

         As you know, Robert, they were actually started because specialty is a special class of customer - that is, the clinics - one that is not traditionally serviced by our drug distribution business. So inherently, you would assume there aren't a lot of synergies. On the other hand, we've found a lot of opportunity, not necessarily on the customer side, as much as on the supplier side.

Robert Willoughby:  Sure.

Neil Dimick:      ((inaudible)) jointly with some of these suppliers.  And
         Steve, maybe you can comment on the ((inaudible)).

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 19

Steve Collis:     Thank you, Neil. And Glen might have some interest in
         commenting on this, as well. Sixty percent of our business is now oncology. That is a unique specialty where there's almost 3000 practices in the country that are purchasing about $3 billion worth of mainly intravenous medication. And that's a unique subset where we've - we work with the ((inaudible)) on the procurement aspects that really are covering that market pretty extensively ourselves and are very knowledgeable about what every one of those practices do.

         The balance of our revenues, about 42%, are very directly tied into overall Bergen health systems strategy. And we work very closely with the drug companies' directors and business development people to ensure a total offering to health system members, both in the ((inaudible)) side area, as well as in the specialty needs and hospitals for RVIG, albumin, et cetera.

         So we do work very well in tandem. We are very bullish on our future and believe that we fill a very needed mission in the Bergen arsenal of Bergen offerings and have a good outlook for the future.

Robert Willoughby:   And given the size of that oncology market and your
         presence in it already, I mean, does it behoove you to do an acquisition there to really dominate that sector?

Man:              Let me comment on that, Steve.  I think what you've heard
         before is that our concentration has really been on running our present core businesses and growing from within.

         And of course, part of all of that is reducing non-performing assets and that type of thing. So we have not directed our attention to that. And that is a forward strategy that we might be positioned to pursue in the not-too-distant future.

Steve Collis:     There are about two companies that have about 70% of that
         marketplace. We have about half of that 70%. And then you drop down very quickly from there in terms of market share.

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 20

Robert Willoughby:   Thank you.

Man:              Thank you.

Operator:         We go next to Chris McFadden with Goldman Sachs.

Chris McFadden:   Thank you and good afternoon, everyone. Two questions, if I might - could you update us on the conversion process at Advanced Paradigm, which I understand began earlier this month.

         And secondly, could you comment on sort of the full year profit improvement targets for PharMerica on the December conference call, where you sort of talked about where we thought we could see them trend to. And given this quarterly update, I was hoping you could again kind of give us a feel for how you think that business could improve over the quarter and the fiscal year. Thank you.

Man:              We'll let Brent take the first part of that and then come back to Chuck.

Brent Martini:    Hi, Chris. On Advanced PCS, we actually got off to a
         meticulous start on - at the beginning of this month. We had spent over a month collaborating with our partners over there to make sure that we had everything in place that we needed, both from a systems point of view and a distribution point of view.

         And I think if you check with them, they'd find that they're absolutely delighted with the service that they're getting from the ((inaudible)). So that's spot on what we had predicted. And obviously that'll help our sales momentum and help us in the second half of the year.

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 21

         I also wanted to mention that we did bring on some other smaller customers in the health systems area - comprehensive pharmacy services, which is about a $60 million company and opportunity for us, as well as (Maxor), which is about $40 million. And we also had the extension of a DOD business in Hawaii and the Pacific Rim. So we did bring on a number of other accounts.

         And while we're talking about that, I wouldn't want to miss the opportunity to point out that we have resigned both (Railey's) and Public's, two of our larger retail customers. Public's in particular - very aggressive growth plan for them, as well as significant growth we've experienced. And so good things are happening.

         The last piece, Chris, and I know you can relate to this, because you measure customer satisfaction. I think we're the only wholesaler that measures it on a quarterly basis for ourselves, but our customer satisfaction index was the highest it's been in six quarters in this last quarter.

         So clearly we got some of the momentum back as far as being a good operator and making sure our service levels and customer service were at the levels that we had previously been at. So I'm pleased with that, as well.

Chris McFadden: That's helpful. Could you give us a sense, Brent, on how you think the expansion into a generics relationship with Advanced may roll out over time, if that's an opportunity you think exists for you?

Brent Martini:    Well, as we put in the press release, this is a branded
         relationship to start with. And in fact, we're in Phoenix today meeting with our partners to look for buying opportunities for both companies working together. And so I don't want to make any predictions ((inaudible)) that.

         But any customer that we don't currently enjoy generic relations with, we have two or three options with regard to do so. And that's one of the primary conversations we have with our

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 22

         customers for incremental profitability for them and us. So certainly Advanced PCS would be one of those conversations, but not the only one.

         We do have opportunities with repacked products and also the DME products with a number of our customers that we've been pursuing. In fact, we have just recently signed hundreds of our customers to an automatic substitution program for all of our repackaged products, which are the bulk bottled products that we repackage in our repack group. So we're making progress on those incremental opportunities.

Chris McFadden:   Great, thank you.

Robert Martini:   Chris, I want to respond on PharMerica's. As you know, we
         haven't given specific guidance as to different units. But we did talk about PharMerica. I'm going to have Chuck re-comment on that. As you are aware, we've seen almost a 200-basis point increase in the EBIT in that business, a lot of it occasioned by the improvement in the receivable and so forth. And Chuck can comment on those trends and the outlook.

Chuck Carpenter: Thanks. Chris, thanks for the question. We're happy with the results that we've received through the first two quarters of this year. And we feel that that type of performance is sustainable and that you'll see similar type results from PharMerica through the end of the year.

         We believe we have the right momentum around those initiatives that we've implemented to improve our operations. And so we're not anticipating that the type of performance that you've seen now should change.

Chris McFadden:   Okay, thank you.

Operator:         We go next to John Ransom with Raymond James.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 23

John Ransom:      Hi, just two points of clarification - not being familiar with the tax rate on your good will, if there is any - what would be the - what would have been the EPS assuming the new accounting pronouncement?

Robert Martini:   I haven't computed what the EPS would be, assuming the new accounting pronouncement. We've talked about the effects. We don't believe that we'll have good will amortization going forward with the new accounting pronouncement.

John Ransom:      Sure.

Robert Martini:   And we've disclosed how much good will - just commented on how much good will is...

John Ransom:      Is any of that good will deductible?  Or is all
         non-deductible, then we can do it ourselves?

Robert Martini:   Yeah, it's - about 2.5 million is deductible and 2.1 million is non-deductible. So about half of it is deductible.

John Ransom:      Okay.  And...

Robert Martini:   The effect of that is about 3 cents.  You'll have to compute it yourself.

John Ransom:      Okay.  Good.  I'll have to break out the 4-function
         calculator. And secondly, the improvement in PharMerica - was the improvement all attributed to the bad debt - to the favorable comparison and bad debt to revenues?

Neil Dimick:      Chuck, do you want to comment on that?

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 24

Chuck Carpenter: Yeah, John, thanks for the question. The improvement came not only from the improvement in the bad debt reserve. We definitely had improvement in that area, but also in the operating costs of the business.

John Ransom:      Okay.

Chuck Carpenter:  So we are operating more efficiently than we have in the past.

John Ransom:      Are you seeing any - is there any change in the credit profile of your clients? Or are you just screening them tighter, or maybe a little bit of both?

Chuck Carpenter: Well, we're seeing somewhat of a healthier client. Our customer has - had to adjust to the new inverse. We believe that they're doing the things that they need to do within their operation.

John Ransom:      Sure.

Chuck Carpenter: And with our, I would say, tougher credit policies, we have made it a little bit more difficult to pick up new business. But the strategy that we have in place is - drive efficiencies through our existing business and do the right thing in issuing credit to our customers. So we're going to stick with that. Right now it's the winning formula for us.

John Ransom:      And do you see - just last question - do you see any prospect for a pickup in demand on a same-bed basis, if you will, as people adjust to this new reimbursement climate?

Chuck Carpenter: We do. We're seeing trends at - the trends that we look at - the AWP, our average price per prescription, which is driven through a product selection. And then the other

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 25

         criteria that we look at is utilization or number of scripts per resident. And we're seeing increases in both of those two numbers.

John Ransom:      Is that coming out of the mom and pop's, as well as the chains that you do business with?

Chuck Carpenter:  Pretty much across the board.

John Ransom:      Okay.  Thanks very much.

Neil Dimick:      Thank you, John.  I just wanted to clarify.  I had mentioned three ((inaudible)) on a quarter. I think it'd be about 11 cents on a year.

John Ransom:      Thank you.

Operator:         We go next to Ray Falci with Bear Stearns.

Ray Falci:        Yeah, good afternoon.  It's Ray Falci with Bear Stearns.  Just one minor housekeeping question - on the revenue mix, I think you said 54% retail, 46% institutional. I was wondering if you could break out the retail for us, between chain and independent. I think you've done that in the past.

Neil Dimick:      We have not done that in the most recent past, because there's becoming some real definitional problems because of food and drug combos and what's a chain versus what is a small group of independents. But we have seen more chain emphasis, as we've talked about - with Wayne ((inaudible)) and Freds, primarily in the most recent periods. But I don't think that we've broken that out.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 26

Ray Falci:        Okay, I guess I thought I had seen it on a presentation on your Web site. But that's not a big deal.

Brent Martini:    Well, Neil, I think - this is Brent - that the safest bet is -
         of the retail, 50% is independent and the other 50% is split pretty evenly between chain and food and drug, the way we define it. So you've got - those numbers, I think, are out there.

Neil Dimick:      Okay, that's good guidance, thanks.

Ray Falci:        Okay, I appreciate that. And then just the only follow-up
         question I had - on your, I think, one of your opening remarks, you talked about the gross margin pressure. And you talked about some of the facts. And I thought I heard you say there's a minor component of sell-side margin decline taking place there. And I just wanted you to elaborate on that a little, if you could.

Neil Dimick:      Well, I think what we've seen is not different this quarter from previous quarters. And that is - some call is mix. Certainly there's competitive pressures that are causing what we refer to as the sell-side portion of the margin to go down. This has been offset somewhat by strength in other areas, either in offerings, in other mix, or in the buy side.

         But the net effect of the decrease, year-over-year, in margins that we're seeing - we haven't broken out how much is mix versus how much is the competitive environment. But it is very much related to both of those items. And we haven't quantified that. I don't think any wholesaler has quantified the break between the marketing side of the margin and the buy side of the margin.

Brent Martini:    Neil, this is Brent. The one thing I would add to that is - to the extent that a number of generic products have been postponed, that impacts both the buy and the sell side, because there's obviously better margin in that on both sides for us. And this last quarter, we had really

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 27

         very limited new generics coming on stream. So I'd say that's important to look at going forward, as well.

Neil Dimick:      Thank you, Brent.

Ray Falci:        That's great color.  Thank you very much.

Neil Dimick:      Thank you.

Operator:         We'll take our next question from Seth Teich with First Union
         Securities.

Seth Teich:       Hi.  I just have a few quick questions.  I was wondering if you could tell us what the average borrowings for the quarter was.

Neil Dimick:      Okay, the average outstanding on the variable rate borrowings
         - the asset - including the asset securitization program, was 1 billion 45 million.

Seth Teich:       Great.  And then, as it related to PharMerica, we've had three sequential declines in the absolute SG&A costs. Do you expect that will continue for the next quarter or two? Or do you expect them to pick back up?

Chuck Carpenter: This is Chuck. We expect to continue improvement on those operating expenses. We've rolled out a new operating system. And over the last year, we converted most of our pharmacies to this platform. We're following up with training and other initiatives to drive efficiencies through that new system. So we believe that those operating efficiencies will continue to flow through.

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 28

Seth Teich:       Okay, great.  And then are you seeing a return of IV therapy sales in the PharMerica business?

Chuck Carpenter: The IV business is pretty flat. We're really not seeing a spike in that. There may be a slight increase. But it - I don't attribute that to a trend or anything. It just may be the occupancy at a given time may be a few more IV patients. But it's been pretty flat.

Seth Teich:       Okay, great, thanks very much.

Operator:         Once again, that is star 1 to signal to ask a question.
         We go next to Leonard Yaffe with Bank of America Securities.

Leonard Yaffe:    Hi, the opportunities in the specialty distribution business seem to be increasing pretty dramatically as more and more therapies come on that are biotech origin. I was just wondering if you could highlight for us maybe three or four of the next major therapies that you see introducing over the next one to two years and how they might affect your business.

Steve Collis:     Hi, Len, thank you. We - right now, we are working through our basic medical division with other therapies, not oncology. For example, we're working with (Tenneco) with Remicade in the rheumatology market. We potentially believe there could be some therapies that are interesting in Genentech's product for allergies. There's a (gastrite) ((inaudible)) product.

         But again, the scope and the ease of use that oncologists have in administering these medications is pretty unique and also it's ((inaudible)). We haven't seen other specialties adopting these therapies nearly as readily for in-office administration.

         Some of these products might be used through home health companies or even directly in the patient's home. And we haven't addressed that directly. But we'll work through Bergen partners

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                             04-26-01/1:00 pm CT
                                                           Confirmation # 669821
                                                                         Page 29

         to address those. I wanted to answer your question completely. But probably that's all we can say right now.

Leonard Yaffe:    Great, thank you.

Donna Dolan:      Okay, Toni?  I think we'd like to close it now.  We'll return to Bob for some closing comments.

Robert Martini:   And I'd just like to summarize very quickly and also invite any of you that haven't had an opportunity or you have any second thoughts concerning questions - we would be happy to receive those questions from you offline. But we see improvements in the healthcare sector, improvements in our own sector, and improvements in our company.

         The lost revenues have been replaced. Our revenue gains and earnings gains are in all businesses - exemplary expense controls on the part of all our three businesses - singular ((inaudible)) platform in each business that is current state-of-the-art with capacity to handle growth, debt reduction, plentiful liquidity with deescalating rates, vigorous control of assets, greater stability, and lastly pursuing an extraordinary transaction destined to be the industry leader.

         I'd like to thank you all very much for your participation. This does conclude our call. Good day.

Operator:         This does conclude today's Bergen Brunswig Corporation Second
         Quarter 2001 Earnings Conference. You may disconnect at this time.


                                       END